www.linkedin.com/in/daria-tsepkova (LinkedIn)

Top Skills

Mobile Games

Marketing

English

Languages

Ukrainian (Native or Bilingual)

Russian (Native or Bilingual)

English (Full Professional)

Daria Tsepkova

Narrative Designer

Kyiv, Kyiv City, Ukraine

Summary

Historical reenactment and LARPG experience, fencing, basic firearms and tactical first aid, psychological first aid, and years of army volunteering experience. I know how the game stuff works in real life.

I have experience as a crisis and military psychologist - I know how to make moral choices and plot twists in a game while still not crossing the line and not making gamers feel too uncomfortable.

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Experience

GSC Game World

Narrative Designer

2021 - Present (4 years)

Ukraine

Sl8 Social Platform

Advisor

March 2022 - Present (3 years 2 months)

Kyiv, Kyiv City, Ukraine

Tsebro Games

Game Producer

March 2022 - Present (3 years 2 months)

Kyiv City, Ukraine

Founded a small game studio that helps game that benefit Ukraine become published.

UAF Coin Charity Foundation

Head Manager

2022 - Present (3 years)

Kyiv, Kyiv City, Ukraine

Ministry for Veteran Affairs of Ukraine

Assistant Secretary

2020 - 2020 (less than a year)
Kyiv, Kyiv City, Ukraine

4Friends
Game Designer
2017 - 2018 (1 year)

Worked on the Collector's Edition chapters of Immortal Love: Black Lotus and Edge of Reality: Hunter's Legacy

Dungeon Club Kyiv
Co-Founder
September 2008 - February 2015 (6 years 6 months)
Kyiv, Kyiv City, Ukraine

Co-Founder of the first tabletop games club and shop in Kyiv

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Education

National University of Kyiv-Mohyla Academy
Master's degree, Computer Science · (2015 - 2017)

National Pedagogical Dragomanov University
Master's degree, Psychology · (2015 - 2017)

National University of Kyiv-Mohyla Academy
Bachelor's degree, Computer Science · (2007 - 2014)